Supplement Dated May 08, 2014
To The Current Prospectus

Guaranteed Account
Issued by ING Life Insurance and Annuity Company

This supplements your prospectus and replaces the prior supplement dated May 23, 2013. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call Customer Service at
1-800-366-0066.

Information about the ING Life Insurance and Annuity Company found in your Prospectus is deleted and replaced with the following:

ING Life Insurance and Annuity Company (the “Company,” “we,” “us,” “our”) is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of
Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an
Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life
Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. (“VoyaTM”), which until April 7, 2014, was known as
ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol
“VOYA” and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. (“ING”), a global financial institution active in the fields of insurance, banking and asset management. In 2009, ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, including the Company, constitutes ING’s U.S.-
based retirement, investment management and insurance operations. As of March 25, 2014, ING’s ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

X.GAUR-14GW	May 2014